

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

May 3, 2017

<u>Via E-Mail</u>
Mr. Jiang Da Wei
President, Chief Executive Officer, and Director
Chee Corp.
Guo Fu Center
No. 18 Qin Ling Road
Laoshan District, Qingdao, 266000, People's Republic of China

      Re: Chee Corp.
              Amendment 1 to Registration Statement on Form S-1
              Filed April 21, 2017
              File No. 333-216868

Dear Mr. Jiang:

We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement's Facing Page; Our Company, page 7</u>

1. Please refer to comment 3 in our letter dated April 12, 2017. Revised disclosure on the registration statement's facing page that the current address of your principal executive offices is Shandong Province, Haiyang City, Environmental Protection District 15, 265100, China is inconsistent with disclosures on pages 7, 8, 14, 17, 31, and 37 of the registration statement and the lease agreement filed as exhibit 10.3 to the registration statement that the current address of your principal executive offices is Guo Fu Center, No. 18 Qin Ling Road, Laoshan District, Qingdao, 266000, China. Please reconcile the disclosures, and ensure that your

EDGAR company profile, the registration statement's facing page, and pages 7, 8, 14, 17, 31, 37, and 44 of the registration statement reflect accurately the current address of your principal executive offices.

Plan of Distribution, page 28

2. Please refer to comment 5 in our letter dated April 12, 2017. As requested previously, disclose the countries other than China in which your sole director and officer intends to offer and sell the securities.

Exhibits, page 66

3. Please refer to comment 18 in our letter dated April 12, 2017. As indicated previously, disclosure in the exhibit list that the date of the purchase agreement filed as exhibit 10.1 to the registration is January 23, 2017 is inconsistent with disclosure in exhibit 10.1 that the date of the purchase agreement is December 23, 2016. Please reconcile the disclosures.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: Via E-mail
        Joe Laxague, Esq.
        Laxague Law, Inc.
        1 East Liberty, Suite 600
        Reno, NV 89501